SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80

State Registry (NIRE) 35300016831

NOTICE TO MARKET

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”) hereby informs its shareholders and the market in general, in continuity to the Notices to Market disclosed on January 31 and May 5, 2019, that the Regulatory Agency for Sanitation and Energy of the State of São Paulo (ARSESP - Agência Reguladora de Saneamento e Energia do Estado de São Paulo) disclosed Resolution nº 951 with changes to the dates of stages 3 to 6 of the Tariff Structure schedule, approved by Resolution ARSESP nº 865, as follows:

Stage	Description	From	To*
1	Request for a proposal for a new tariff structure to be prepared by Sabesp based on the regulatory guidelines defined by Arsesp		Up to May 6, 2019 concluded
2	Submission of the proposal for the new tariff structure by Sabesp with a implementation plan		Up to November 6, 2019 concluded
3	Analysis by Arsesp of the proposal presented in Stage 2, including the request for additional information, if necessary	Up to March 11, 2020	Up to October 20, 2020
4	Disclosure of the Preliminary Technical Note with the proposal for the new tariff structure and the respective implementation plan	Up to April 16, 2020	Up to October 29, 2020
5	Hold of the public consultation and public hearing on the Preliminary Technical Note published according to Stage 4	From April 17 to May 19, 2020	From October 29, to November 27, 2020
6	Analysis of the contributions received, publication of the Final Technical Note, of the Detailed Report and of the Resolution on the tariff structure approved by Arsesp	Up to June 29, 2020	Up to December 30, 2020

*The indicated periods (except for stage 5) may be anticipated as the technical work progresses.

The aforementioned document is available on Sabesp’s website, in the Investor Relations area.

São Paulo, January 9, 2020.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 9, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.